Exhibit 8.1

SUBSIDIARIES OF BOX SHIPS INC.

Name of Subsidiary	Jurisdiction of Incorporation
Ardal International Co.	The Republic of the Marshall Islands
Alaqua Marine Limited	Republic of Liberia
Tacita Oceanway Carrier Co.	Republic of Liberia
Aral Sea Shipping S.A.	Republic of Liberia
Amorita Development Inc.	Republic of Liberia
Efploias Shipping Co.	Republic of Liberia
Polyaristi Navigation Co.	Republic of Liberia
Lawry Shipping Ltd.	The Republic of the Marshall Islands